Exhibit 99.1

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX becomes ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alterity Therapeutics Limited
ABN	37 080 699 065

We (the entity) give ASX the following information under listing rule 3.19.A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	Geoffrey Kempler
Date of last notice	17 September 2025
Date that director ceased to be director	21 November 2025

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities 30,000 - FULLY PAID ORDINARY SHARES 60,000,000 - UNLISTED OPT EXP 30/12/2027 @ $0.01

+ See chapter 19 for defined terms.

11/03/2002	Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 - Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest	Number & class of Securities
Note: Provide details of the circumstances giving rise to the relevant interest.
BAYWICK PROPRIETARY LIMITED	14,165,000 - FULLY PAID ORDINARY SHARES
<THE RETAIL DISCRETIONARY A/C>
(Director)
CRYSTAL TRIANGLE PTY LTD	90,000 - FULLY PAID ORDINARY SHARES
<GPK SUPER FUND A/C>
(Director)
SADARAJAK PTY LTD	756,000 - FULLY PAID ORDINARY SHARES
<THE SADARAJAK A/C>
(Director)
NRB DEVELOPMENTS PTY LTD (Director)	2,970,000 - FULLY PAID ORDINARY SHARES

Part 3 - Director’s interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/03/2002